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Citigate Dewe Rogerson

To: Paul Dudek
Chief Officer of International Corporate Finance
International Corporate Finance Division

Company: SEC Headquarters



Fax no. 001 202 772 9207


05012778

From: Lucie Holloway

Return fax: +44 20 7282 8040

Reference: **Erste Bank, Commission file no. 82-5066**
"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Date: 18 November 2005

No. of pages including this one: 31

Please find attached 7 press releases on behalf of Erste Bank, which may not have been previously sent to you

Kind regards,

Lucie Holloway
Citigate Dewe Rogerson

If you have experienced any problems with the transmission of this fax please inform the sender on +44 (0)20 7638 9571



INVESTOR INFORMATION

Vienna, 1 August 2005

Erste Bank: First half results confirm successful strategy - profit growth tops 40%

Highlights in figures[1]:

- **Net interest income** rose by 5.2% from EUR 1,318.5 m to **EUR 1,386.5 m**.
- **Net commission income** increased by 9.5% from EUR 563.6 m to **EUR 617.0 m**.
- **Operating income** rose by 6.6% from EUR 2,003.5 m to **EUR 2,135.6 m**.
- **General administrative expenses** increased by 2.3% from EUR 1,293.1 m to **EUR 1,323.1 m**.
- **Operating profit** improved, rising 14.4% from EUR 710.4 m to **EUR 812.5 m**.
- **Pre-tax profit** rose by 17.6% from EUR 504.3 m to **EUR 593.2 m**.
- **Group net profit after taxes and minority interests** increased by 40.9% from EUR 238.3 m to **EUR 335.7 m**.
- The **cost/income ratio** improved from 63.5% in FY 2004 to **62.0%**.
- The **return on equity** rose from 17.0% in FY 2004 to **18.7%**.
- **Total assets** were **EUR 152.7 bn**, an increase of 9.2% on the end-2004 figure (EUR 139.8 bn).
- **Earnings per share** for the first half rose from EUR 1.00 to **EUR 1.40** year-on-year.
- The **tier 1 capital ratio** was **6.5%** on 30 June 2005, down from 6.7% at the end of 2004.

"The first half of 2005 marks another step in our series of consistently strong results", Andreas Treichl, CEO of Erste Bank der oesterreichischen Sparkassen AG commented. "The six-month period has been hugely satisfying for a number of reasons. I would like to emphasise three points in particular: the second quarter results were not only the best ever in our company's history; we also further improved our results in Central Europe and – which I am especially delighted about – posted excellent figures at our branch operations in Austria, reflecting the success of our efforts in this area. As a result, we are confirming our outlook for the current year and targets for 2006. The continued strong growth in Central and Eastern Europe is a clear justification of our strategy of evaluating further acquisitions in the region".

[1] The revised IASB standards IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) are compulsory as of 1 January 2005. They mainly affect the presentation of securities trading and the valuation of loans. Under the transitional provisions, prior-year figures must be restated. The rates of change indicated are based on the restated prior-year figures. Details on the IAS change were provided in a release published on 3 May 2005, which can be found on the Erste Bank website at http://www.sparkasse.at/erstebank/group/content/0,,1260818,00.html.

I. Performance in detail

in EUR million	1.1.-30.6.05	1.1.-30.6.04 restated	Change in %
Net interest income	1,386.5	1,318.5	5.2
Risk provisions for loans and advances	-209.9	-196.8	6.7
Net commission income	617.0	563.6	9.5
Net trading income	105.2	108.3	-2.9
General administrative expenses	-1,323.1	-1,293.1	2.3
Insurance business	26.9	13.1	>100.0
Other operating result	-9.4	-9.3	-1.1
Pre-tax profit	**593.2**	504.3	17.6
Group net profit	**335.7**	238.3	40.9

Net interest income rose 5.2% compared with the same period last year from EUR 1,318.5 m to EUR 1,386.5 m. This is mainly due to the strong volume expansion in the retail segment of CS.

Despite falling interest rates in Central Europe, we were successful in maintaining the net interest margin at 2.12% in the first half of 2005, unchanged on the first-quarter figure. The slight decline compared to the full year 2004 figure (2.21%) is attributable first and foremost to the additional refinancing costs payable in relation to the acquisition in January 2005 of the remaining 19.99% of Slovenská sporiteľňa and the overall interest rate environment.

The domestic net interest margin stabilised at about 1.6%, while net interest margins in Central Europe ranged from 3.2% to above 5.0%, thus remaining significantly higher than in Austria.

The positive trend in **net commission income** continued with a rise of 9.5% from EUR 563.6 m to EUR 617.0 m. This was due mainly to the above-average increases in commission income from securities trading (up 20.5% at EUR 175.4 m) and from the sale of insurance products (up 23.8% at EUR 38.0 m).

Net trading income was virtually stable year-on-year at EUR 105.2 m (first half of 2004: EUR 108.3 m). The slight fall is mainly attributable to foreign exchange trading.

Earnings from insurance business in the first half of the year reflected the significantly higher valuation gains in the securities portfolio and, at EUR 26.9 m, were more than double the figure in the same period last year of EUR 13.1 m.

Total **operating income** in the first six months of 2005 was therefore up 6.6% year-on-year at EUR 2,135.6 m (first half of 2004: EUR 2,003.5 m).

General administrative expenses, meanwhile, rose only by a modest 2.3% from EUR 1,293.1 m to EUR 1,323.1 m. A fall of 1.0% was recorded in Austria. This was, however, offset by a rise of 8.9% in Central Europe, caused primarily by higher VAT rates in the Czech Republic and Slovakia as well as exchange rate trends.

Erste Bank Group general administrative expenses

in EUR million	1.1.-30.6.05	1.1-30.6.04 restated	Change in %
Personnel expenses	761.4	721.9	5.5
Other administrative expenses	394.4	403.3	-2.2
Subtotal	*1,155.8*	*1,125.2*	*2.7*
Depreciation	167.3	167.9	-0.4
Total	**1,323.1**	**1,293.1**	**2.3**

Austria (including Corporate Center and international business)

in EUR million	1.1.-30.6.05	1.1-30.6.04 restated	Change in %
Personnel expenses	553.8	531.7	4.2
Other administrative expenses	211.0	230.6	-8.5
Subtotal	*764.8*	*762.3*	*0.3*
Depreciation	86.1	97.3	-11.5
Total	**850.9**	**859.6**	**-1.0**

Central Europe

in EUR million	1.1.-30.6.05	1.1-30.6.04 restated	Change in %
Personnel expenses	207.6	190.2	9.2
Other administrative expenses	183.4	172.7	6.2
Subtotal	*391.0*	*362.9*	*7.8*
Depreciation	81.2	70.6	15.0
Total	**472.2**	**433.5**	**8.9**

Personnel expenses were EUR 761.4 m, a 5.5% increase versus the EUR 721.9 m in the same period last year. Group **headcount** stood at 35,740 as at 30 June 2005, recording a marginal fall of 0.3% in the first six months of 2005. There were slight increases in Austria as well as in Hungary and Croatia, due to branch network expansions, while the headcount was down in the Czech Republic and Slovakia.

Headcount

End of period figures	30.06.2005	31.12.2004
Austria	14,685	14,629
International	21,055	21,233
of which Česká spořitelna subgroup	11,507	11,639
of which: Slovenská sporiteľňa subgroup	4,837	5,083
of which: Erste Bank Hungary subgroup	2,480	2,435
of which other Central European subsidiaries	2,231	2,076
Total	35,740	35,862

Ongoing cost management led to a 2.2% decline in **other administrative expenses** from EUR 403.3 m to EUR 394.4 m. Other administrative expenses in Austria fell 8.5% to EUR 211.0 m, although increased by 6.2% to EUR 183.4 m in Central Europe – driven mainly by the rise in VAT rates mentioned previously and by currency appreciation.

Depreciation was EUR 167.3 m, in line with the level in the same period last year (EUR 167.9 m). Here, too, there was a sharp reduction in Austria – principally due to a restrictive IT investment policy.

Operating profit for the first half of 2005 advanced from EUR 710.4 m to EUR 812.5 m, an increase of 14.4%.

The **cost/income ratio** improved from 63.5% at end 2004 to 62.0% in the first half of 2005. "Since the IPO in 1997, we have continuously been reducing our cost/income ratio, which makes us confident that we will achieve a figure of less than 61% in 2006", commented Treichl.

The **other operating result** was EUR -9.4 m, practically unchanged compared to the figure in the same period last year (EUR -9.3 m). The biggest positions under this item were local deposit insurance contributions and gains from revaluation and securities sales at group level.

Risk provisions for loans and advances were EUR 209.9 m in the first half, 6.7% higher than in the same period last year (EUR 196.8 m). This increase was related to strong volume growth in Central Europe and the non-recurrence of releases at our Slovak and Croatian subsidiaries.

Pre-tax profit advanced from EUR 504.3 m to EUR 593.2 m, an increase of 17.6%.

Despite the increase in pre-tax profit, **taxes on income and earnings** edged down 1.4% from EUR 141.5 m to EUR 139.5 m. This was due to the positive impact from tax rate cuts (especially in Austria and the Czech Republic) and, in particular, to the effect of a one-off write-down of deferred tax assets in the first quarter of 2004 (EUR 20.0 m). The write-down resulted from the reduction in the Austrian corporate tax rate from 34% to 25% as of 2005.

The 5.2% decline in **minority interests**, which fell from EUR 124.5 m in the first half of 2004 to EUR 118.0 m in the first half of 2005, is attributable mainly to the increase in the Slovenská sporiteľňa stake to 100% and to the non-recurrence of a one-off gain recorded in 2004 from the disposal of the non-life insurance business in the Czech Republic.

"The fact that we were able to significantly increase **group net profit** after tax and minority interests, from EUR 238.3 m in the first half of 2004 to EUR 335.7 m, clearly shows the earnings power of Erste Bank. The related increase in **return on equity** (ROE) to 18.7% (versus 17.0% in financial year 2004) demonstrates to our shareholders that we are making good use of our capital and reaffirms our strategic focus," said Treichl. Furthermore, we recorded profit growth of close to 50% at our Central European subsidiaries, which boosted their contribution to group profit to 67% in the first half of 2005. "This should not distract from the positive development of our Austrian business, though", Treichl said.

Earnings per share for the first half grew from EUR 1.00 a year earlier to EUR 1.40.

II. Performance in the second quarter of 2005:

Erste Bank posted a record net profit of EUR 175.4 m in the **second quarter** of 2005, making this the best quarter in the group's history.

Net interest income increased 3.5% quarter-on-quarter from EUR 681.2 m to EUR 705.3 m. The slight decline in **net commission** income (1.7%) from EUR 311.1 m to EUR 305.9 had little impact on the very positive development of the quarterly figures.

The **trading result** was EUR 48.0 m, which – as expected – did not quite match the high figure recorded in the first quarter (EUR 57.2 m).

General administrative expenses rose marginally, up 0.8% from EUR 658.9 m to EUR 664.2 m. While there was a slight reduction in other administrative expenses and in depreciation, personnel expenses rose 1.7% from EUR 377.4 m to EUR 384.0 m. This was due in part to additional expenses relating to the employee stock ownership and option plans for 2005.

Operating profit was EUR 416.3 m, a 5.1% increase versus the previous quarter (EUR 396.2 m).

The **cost/income ratio** improved from 62.4% in the first quarter of 2005 to 61.5% in the second quarter.

Risk provisions for loans and advances were EUR 108.6 m in the second quarter, up 7.2% versus the previous three-month period (EUR 101.3 m), owing in particular to higher requirements at the savings banks.

Other operating result stood at EUR -7.4 m in the quarter versus EUR -2.0 m in the first quarter, with the change mainly attributable to valuations and disposals in respect of securities investments.

Pre-tax profit for the second quarter was EUR 300.3 m, a 2.5% increase versus the first three months (EUR 292.2 m).

Group net profit after tax and minority interests rose by 9.4% from EUR 160.3 m to EUR 175.4 m.

III. Outlook:

The Group maintains its objective of delivering net profit of at least EUR 660 m in 2005 and its target of EUR 750 m for 2006. This translates into a target (cash) return on equity of at least 18% and a cost/income ratio of no higher that 61% in 2006.

The acquisition of a 83.28% stake in Serbian Novosadska banka in July 2005 (transaction price: EUR 73.2 m) is not expected to have a substantial impact on earnings in 2005. Novosadska banka is expected to be consolidated in Erste Bank's accounts from the beginning of August 2005.

IV. Balance sheet data

in EUR million	30.06.05	31.12.04 restated	Change in %
Loans and advances to credit institutions	19,840	15,684	26,5
Loans and advances to customers	77,227	72,843	6.0
Risk provisions for loans and advances	-2,859	-2,804	2.0
Securities portfolio and other financial assets	46,917	42,521	10.3
Other assets	11,535	11,568	-0,3
Total assets	152,660	139,812	9.2

in EUR million	30.06.05	31.12.04 restated	Change in %
Amounts owed to credit institutions	35,582	28,551	24.6
Amounts owed to customers	71,125	68,213	4.3
Debts evidenced by certificates and subordinated capital	23,102	22,704	1.8
Total equity	7,077	6,665	6.2
Other liabilities	15,774	13,679	15.3
Total liabilities	152,660	139,812	9.2

In the first half of 2005, Erste Bank Group's consolidated **total assets** grew 9.2% to EUR 152.7 bn from EUR 139.8 bn at end-2004.

Loans and advances to customers increased 6.0% from EUR 72.8 bn at end-2004 to EUR 77.2 bn at the end of June 2005. Loan growth in Central Europe is particularly noteworthy with loan volume increasing by an average 12.9 % since year-end 2004: in the Czech Republic volume rose by 11.5%, in Slovakia by 19.4%, in Hungary by 7.4% and in Croatia it increased by 22.7%.

Risk provisions increased 2% to EUR 2.9 bn as a result of new allocations in the first half, although these allocations were partly offset by usage of existing provisions.

Available for sale (AfS) and assets through profits and loss: In accordance with the revised IAS 39, valuation profits or losses on the *AfS* portfolio must now be shown under total equity until the securities are sold or repaid (cumulative valuation profits at 30 June 2005: EUR 550 m versus EUR 429 m at end-2004). The heading also includes the new *fair value portfolio* category. Revaluations and realised profits or losses on this portfolio are booked to the profit and loss account. At 30 June 2005, the fair value and available for sale portfolios were valued at EUR 4.0 bn and EUR 14.1 bn respectively.

Assets shown under the headings *trading assets, AfS and assets through profit and loss* and *financial investments* grew 10.3% from EUR 42.5 bn to EUR 46.9 bn overall. The increase was mainly attributable to fixed income securities and, in the case of **financial investments**, to the s Versicherung investment portfolio. The biggest percentage increase was in **trading assets**, which grew 26.2% from EUR 4.6 bn at end-2004 to EUR 5.8 bn at the reporting date.

Interbank business made a higher-than-average impact on both sides of the balance sheet. **Loans and advances to credit institutions** increased 26.5% from EUR 15.7 bn to EUR 19.8 bn, while **amounts owed to credit institutions** rose 24.6% from EUR 28.6 bn to EUR 35.6 bn. The distribution of increases is relatively similar between domestic and foreign lending business. However, during the course of the year, this position tends to be scaled back.

On the liabilities side, **amounts owed to customers** increased 4.3% from EUR 68.2 bn to EUR 71.1 bn. Savings deposits were marginally down, falling 0.6% from EUR 38.0 bn to EUR 37.7 bn.

Subordinated liabilities grew 7.9% from EUR 3.0 bn to EUR 3.2 bn, while other **debts evidenced by certificates** were up 0.8% from EUR 19.7 bn to EUR 20.0 bn.

The Group's **total equity** increased by 6.2% in the first half, from EUR 6.7 bn to EUR 7.1 bn. The increase mainly reflects earnings in the first half of 2005 (after deduction of the dividend paid by Erste Bank AG in May) and the EUR 0.2 bn hybrid capital issue in March.
In addition, capital increases in connection with the employee stock ownership and option plans raised a total of EUR 34.6 m (with subscribed capital accounting for EUR 3.4 m of this figure).

Own funds of Erste Bank Group as defined under the Austrian Banking Act (BWG) were approximately EUR 7.3 bn as at 30 June 2005. Given the statutory minimum requirement at that date of approximately EUR 5.9 bn, the Group's coverage ratio is approximately 125%.

Core capital at end-June was approximately EUR 4.5 bn. This corresponds to a tier 1 ratio of 6.5% (end-2004: 6.7%).

The **solvency ratio** according to the Austrian Banking Act was 10.2% as at 30 June 2005, still well above the statutory minimum requirement of 8%.

V.Segment reporting[2]

Austria

This segment reported profit growth of 7.0% year-on-year, up from EUR 114.7 m to EUR 122.7 m. While risk provisions and general administrative expenses recorded a slight fall against the same period last year, net commission income (up 35.0 m or 9.7%) and insurance business (up 13.3 m)

[2] The comparisons with the first half of 2004 and full-year 2004 refer to the restated figures as indicated on page 1. Reported results from Group subsidiaries cannot be directly compared with results shown in the Segment reporting. For example funding costs are allocated to the CE subsidiaries in the divisional results.

both posted outstanding results. These positive trends were partly offset by a structurally driven decline in net interest income (Trading & Investment Banking segment) and the non-recurrence of income recorded in the Savings Banks segment in H1 2004. The cost/income ratio improved from 66.9% to 65.3%. Return on equity in this segment fell from 13.4% to 12.7% due to an increase in attributed equity.

Savings Banks

Net profit after taxes and minority interests fell from EUR 9.8 m to EUR 0.7 m. This decline is primarily due to changes in the intragroup settlement policy for bank support services and one-off income items in the previous year. Both cost and income items experienced only minimal year-on-year changes. Commission income from core businesses developed positively. The fall in the other operating result was due to non-recurring income relating to branch transfers in the same period last year. The cost/income ratio deteriorated slightly to 70.6%, while return on equity slipped to 0.6%.

Retail and Mortgage

This segment's result almost tripled, rising from EUR 16.1 m in the first half of 2004 to EUR 47.4 m. This demonstrates the successful implementation of the profit-enhancing measures introduced last year. Net commission income underwent a significant 11.2% improvement to EUR 154.5 m, primarily driven by the outstanding securities result in the branch network. At the same time, general administrative expenses fell (by EUR 6.7 m or 2.1%) as a result of the cost-cutting measures initiated in 2004. Revaluation gains in the insurance portfolio also contributed to this very positive trend. The improvement in the other operating result was mainly driven by non-recurring income from equity interests allocated to this segment. Operating profit rose from EUR 89.9 m to EUR 125.2 m (+39.3%). The cost/income ratio improved from 78.1% in H1 2004 to 71.5%, while return on equity surpassed 10% for the first time

Large Corporates

Operating profit of Large Corporates rose from EUR 63.1 m, or 5.4% year-on-year, to EUR 66.5 m. While net commission income posted a significant increase on the back of additional income from capital market transactions (up EUR 6.4 m or 22.1%), the other operating result declined due to lower income from the revaluation of securitised financing instruments versus the first half of 2004. General administrative expenses rose by 4.9% from EUR 40.6 m to EUR 42.6 m. This was exclusively due to the expansion of the real estate leasing business across the extended home market of Erste Bank. Combined with a slight drop in net interest income and risk provisions, this resulted in net profit after taxes and minority interests of EUR 24.2 m. The cost/income ratio equalled 39.0%, while return on equity stood at 9.7%.

Trading and Investment Banking

Net profit fell by 12.9% year-on year from EUR 57.8 m to EUR 50.4 m. Net interest income dropped from EUR 52.1 m to EUR 33.2 m. This was due to general market trends and FX hedging effects, which were only marginally offset by the slight improvement in the other operating result caused by valuation gains in the fair value portfolio. Net commission income rose from EUR 27.8 m to EUR 37.8 m, mainly due to increased commission from securities business and structured products. General administrative expenses improved slightly year-on-year. The cost/income ratio deteriorated from 37.0% to 39.4%, and return on equity declined from 46.9% to 36.2%.

Central Europe

Česká spořitelna

Profit increased significantly against the previous year, up 48.6% from EUR 94.0 m to EUR 139.6 m. Besides the improvement in net interest income (EUR 287.6 m versus EUR 244.7 m) due to strong growth in retail loan volumes, there was a further significant increase in net commission income from an already very high level, particularly in payment services and card business. Gains from sales related to the *AfS and assets through profits and loss* position played a major part in the considerable improvement in the other operating result. Operating profit improved by 21.2% to EUR 190.4 m, thanks to the strong earnings performance and the

favourable CZK/EUR exchange rate trend (+7%). The cost/income ratio fell from 60.7% to 58.4%, while return on equity rose from 41.4% to 42.4%.

Slovenská sporiteľňa
Profit at Slovenská sporiteľňa rose by 49.9% against the first half of 2004 from EUR 29.0 m to EUR 43.4 m. At EUR 92.8 m the expansion in retail business almost entirely offset the non-recurrence of income from fixed interest bonds and interest rate adjustments in variable rate bonds. The favourable exchange rate trend (SKK/EUR +4.5%) was offset by higher refinancing costs (as a result of the increase in equity stake in SLSP to 100%). Commission income grew by 27.5% year-on-year from EUR 32.2 m to EUR 41.1 m due to the extremely positive trend in payment services and lending fees. General administrative expenses increased – partly due to the above-mentioned exchange rate trend – by EUR 6.6 m from EUR 77.3 m to EUR 83.9 m. The improvement in the other operating result was driven by the sale of fixed-interest securities. These trends moved return on equity from 52.3% to 52.4% and the cost/income ratio from 58.6% to 59.4%.

Erste Bank Hungary
All business segments of EBH posted results ahead of expectations. Net interest income rose by EUR 16.8 m or 20.8% year-on-year from EUR 80.8 m to EUR 97.6 m, mainly due to the strong growth in lending. Net commission income was boosted primarily by increases in payment services and securities business (EUR 6.1 m in total, or 25.8%). These above-average growth rates, combined with a comparatively moderate rise in general administrative expenses (primarily due to the expansion of the branch network) doubled net profit after taxes and minority interests for the period from EUR 15.2 m to EUR 31.1 m. Return on equity rose from 24.6% to 37.4%, while the cost/income ratio improved significantly from 73.3% to 59.9%.

Erste Bank Croatia
Operating profit increased by 44.8% year-on-year from EUR 22.2 m to EUR 32.1 m. Interest income grew by 45.0% from EUR 39.3 m to EUR 57.1 m due to higher business volumes, while commission income – particularly in payment services – improved by 35.0% from EUR 7.4 m to EUR 10.0 m. The decline in trading income is due to foreign exchange valuation gains in the same period last year. The substantial increase in risk provisions was due to legally required provision releases in the first half of 2004. General administrative expenses rose by EUR 3.8 m or 12.3% from EUR 30.6 m to EUR 34.3 m, primarily due to the planned expansion of the branch network. The decline in net profit after taxes and minority interests was partly caused by the reduction in Erste Bank's direct holding from 59.8% to 51.0% and the accompanying increase in minority interests. Return on equity fell to 15.5% on the back of higher level of attributed equity, while the cost/income ratio improved significantly from 58.0% to 51.7%.

International Business

International Business continued to follow the trend established in previous quarters with performance remaining strong. The improvement in net commission income to EUR 15.8 m was due to business expansion and one-off exceptional income in securities trading. Pre-tax profit rose by EUR 10.6 m or 19.4% from EUR 54.6 m to EUR 65.2 m, thanks to an improvement in other operating income, which was driven in particular by declining revaluations of financial investments. Profit growth was almost fully cancelled out by increased tax expenses of the London branch. Overall, net profit after taxes and minority interests rose by 7.6% from EUR 43.2 m to EUR 46.5 m. The cost/income ratio increased from 17.9% to 19.7%, while return on equity fell from 21.6% to 19.4%

Corporate Centre

The Corporate Centre segment encompasses the profits from all companies that cannot be clearly assigned to a business segment, profit consolidation between the segments and one-off effects not assigned to a business segment in order to allow comparability

The trend in net commission income and general administrative expenses can be largely attributed to lower profit consolidation from bank support operations. Operating costs of group projects started in 2004 also impacted general administrative expenses.
The deterioration in the other operating result was primarily due to revaluations of other investments and additional expenditure on non-banking activities.
The significant change in tax expenditure was due to the write-off of a deferred tax asset in the first quarter of 2004 in response to the decrease in Austrian corporation tax from 34% to 25% as of 1 January 2005.

Detailed Financial Statements are attached.

For further information, please contact:
Erste Bank, Investor Relations
1010 Vienna, Graben 21, Fax: 0043 (0) 50100 DW 13112
Gabriele Werzer Tel. 0043 (0) 50100 DW 11286, e-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer; DW 17326, e-mail: thomas.sommerauer@erstebank.at

This text is available via our Homepage at http://www.erstebank.com >Investor Relations > Downloads

I. Balance sheet according to IFRS

in EUR m

Assets	30.06.05	31.12.04 restated	+/- %	31.12.04 published
1. Cash and balances with central banks	2,463	2,723	(-9.5)	2,723
2. Loans and advances to credit institutions	19,840	15,684	26.5	15,513
3. Loans and advances to customers	77,227	72,843	6.0	72,722
4. Risk provisions for loans and advances	(-2,859)	(-2,804)	2.0	(-2,749)
5. Trading assets	5,839	4,628	26.2	4,628
6. AfS & assets through profit and loss	18,076	15,967	13.2	9,141
7. Financial investments	23,002	21,926	4.9	28,867
8. Intangible assets	1,851	1,823	1.5	1,823
9. Tangible assets	1,688	1,723	(-2.0)	1,723
10. Other assets	5,533	5,299	4.4	5,291
Total assets	**152,660**	**139,812**	**9.2**	**139,682**

Liabilities and shareholders' equity	30.06.05	31.12.04 restated	+/- %	31.12.04 published
1. Amounts owed to credit institutions	35,582	28,551	24.6	28,551
2. Amounts owed to customers	71,125	68,213	4.3	68,213
3. Debts evidenced by certificates	19,871	19,710	0.8	19,887
4. Provisions	8,076	7,500	7.7	7,328
5. Other liabilities	7,698	6,179	24.6	6,179
6. Subordinated capital	3,231	2,994	7.9	3,048
7. Total Equity	7,077	6,665	6.2	6,476
thereof Shareholders' equity	*3,703*	*3,424*	*8.1*	*3,347*
thereof Minority interests	*3,374*	*3,241*	*4.1*	*3,129*
Total liabilities and shareholders' equity	**152,660**	**139,812**	**9.2**	**139,682**

II. Income Statement according to IFRS

	in EUR m	1.1.-30.6.05	1.1.-30.6.04 restated	+/- %	1.1.-30.6.04 published
I.	**Net interest income**	1,386.5	1,318.5	5.2	1.317,1
	Risk provisions for loans and advances	(-209.9)	(-196.8)	6.7	(-196,8)
	Net commission income	617.0	563.6	9.5	565,2
	Net trading result	105.2	108.3	(-2.9)	108,3
	General administrative expenses	(-1,323.1)	(-1,293.1)	2.3	(-1.291,5)
	Result from insurance business	26.9	13.1	>100.0	13,3
	Other operating result	(-9.4)	(-9.3)	(-1.1)	(-14,5)
II.	**Pre-tax profit for the period**	593.2	504.3	17.6	501,1
	Taxes on income	(-139.5)	(-141.5)	(-1.4)	(-135,1)
III.	**Profit for the period**	453.7	362.8	25.1	366,0
	Minority interests	(-118.0)	(-124.5)	(-5.2)	(-125,8)
IV.	**Net profit after minority interests**	335.7	238.3	40.9	240,2

Percentage changes in financial figures between two financial periods may differ slightly from non-rounded rates of change.

III. Erste Bank Group 2004 - Divisional Reporting (Overview)

OVERVIEW								
	Austria		Central Europe		International Business		Corporate Centre	
in EUR m	HY 2005	HY 2004 restated	HY 2005	HY 2004 restated	HY 2005	HY 2004 restated	HY 2005	HY 2004 restated
Net interest income	772.6	792.9	535.1	457.3	75.1	74.2	3.8	(-5.9)
Risk provisions for loan and adv.	(-168.3)	(-168.8)	(-31.9)	(-16.0)	(-9.9)	(-12.1)	0.2	0.1
Net commission income	395.2	360.2	225.4	189.1	15.8	10.9	(-19.4)	3.3
Net trading result	57.4	62.8	45.8	47.9	(-0.2)	0.1	2.1	(-2.5)
General administrative expenses	(-815.1)	(-819.4)	(-472.2)	(-433.6)	(-17.9)	(-15.3)	(-17.9)	(-24.9)
Income from insurance business	23.1	9.7	3.8	3.3	0.0	0.0	0.0	0.0
Other operating result	0.5	19.6	7.4	(-23.9)	2.3	(-3.2)	(-19.6)	(-1.8)
Pre-tax profit for the period	**265.3**	**257.1**	**313.4**	**224.2**	**65.2**	**54.6**	**(-50.7)**	**(-31.6)**
Taxes on income	(-67.8)	(-68.0)	(-71.4)	(-50.9)	(-18.7)	(-11.4)	18.4	(-11.2)
Minority interest	(-74.8)	(-74.4)	(-15.6)	(-22.3)	0.0	0.0	(-27.5)	(-27.8)
Net profit after minority interests	**122.7**	**114.7**	**226.4**	**151.0**	**46.5**	**43.2**	**(-59.9)**	**(-70.7)**
Average risk-weighted assets	45,668.8	45,981.5	15,120.9	12,362.5	6,308.4	6,200.3	321.9	474.0
Average attributed equity	1,938.4	1,711.8	1,149.6	798.2	479.6	400.3	24.5	30.6
Cost/Income Ratio	**65.3%**	**66.9%**	**58.3%**	**62.1%**	**19.7%**	**17.9%**	**n.a.**	**n.a.**
ROE based on net profit	**12.7%**	**13.4%**	**39.4%**	**37.8%**	**19.4%**	**21.6%**	**n.a.**	**n.a.**
Thereof funding costs	(-32.4)	(-36.2)	(-32.2)	(-31.7)	0.0	0.0	(-10.4)	(-13.1)

TOTAL		
	Erste Bank Group	
in EUR m	HY 2005	HY 2004 restated
Net interest income	1,386.5	1,318.5
Risk provisions for loan and adv.	(-209.9)	(-196.8)
Net commission income	617.0	563.5
Net trading result	105.2	108.3
General administrative expenses	(-1,323.1)	(-1,293.1)
Income from insurance business	26.9	13.1
Other operating result	(-9.4)	(-9.3)
Pre-tax profit for the period	**593.2**	**504.3**
Taxes on income	(-139.5)	(-141.5)
Minority interest	(-118.0)	(-124.5)
Net profit after minority interests	**335.7**	**238.3**
Average risk-weighted assets	67,420.0	65,018.4
Average attributed equity	3,592.0	2,940.9
Cost/Income Ratio	**62.0%**	**64.6%**
ROE based on net profit	**18.7%**	**16.2%**
Thereof funding costs	(-75.0)	(-81.0)

IV. Erste Bank Group 2004 - Divisional Reporting (Details)

AUSTRIA								
	Savings Banks		Retail and Mortgage		Large Corporate Customers		Trading und Investment Banking	
in EUR m	HY 2005	HY 2004 restated	HY 2005	HY 2004 restated	HY 2005	HY 2004 restated	HY 2005	HY 2004 restated
Net interest income	409,1	409,6	257,3	257,0	73,0	74,2	33,2	52,1
Risk provisions for loan and adv.	(-86,8)	(-87,0)	(-52,6)	(-56,8)	(-28,9)	(-25,0)	0,0	0,0
Net commission income	167,6	164,5	154,5	138,9	35,4	29,0	37,8	27,8
Net trading result	7,8	8,9	5,0	5,6	0,7	0,5	43,9	47,8
General administrative expenses	(-412,6)	(-410,2)	(-314,6)	(-321,3)	(-42,6)	(-40,6)	(-45,3)	(-47,3)
Income from insurance business	0,0	0,0	23,1	9,7	0,0	0,0	0,0	0,0
Other operating result	(-4,4)	14,3	5,3	(-0,8)	0,9	8,9	(-1,4)	(-2,8)
Pre-tax profit for the period	**80,6**	**100,1**	**77,9**	**32,2**	**38,5**	**47,0**	**68,3**	**77,7**
Taxes on income	(-21,6)	(-28,4)	(-18,8)	(-9,1)	(-9,4)	(-10,6)	(-17,9)	(-19,9)
Minority interest	(-58,3)	(-61,9)	(-11,7)	(-7,1)	(-4,9)	(-5,4)	0,0	0,0
Net profit after minority interests	**0,7**	**9,8**	**47,4**	**16,1**	**24,2**	**31,0**	**50,4**	**57,8**
Average risk-weighted assets	23.453,7	22.797,5	12.023,1	12.687,3	6.530,0	6.678,0	3.662,0	3.818,6
Average attributed equity	249,5	214,8	914,1	819,2	496,4	431,2	278,4	246,6
Cost/Income Ratio	**70,6%**	**70,4%**	**71,5%**	**78,1%**	**39,0%**	**39,1%**	**39,4%**	**37,0%**
ROE based on net profit	**0,6%**	**9,1%**	**10,4%**	**3,9%**	**9,7%**	**14,4%**	**36,2%**	**46,9%**
Thereof funding costs	(-7,5)	(-8,2)	(-16,4)	(-19,3)	(-7,8)	(-7,4)	(-0,8)	(-1,4)

CENTRAL EUROPE								
	Česká spořitelna		Slovenská sporiteľňa		Erste Bank Hungary		Erste Bank Croatia	
in EUR m	HY 2005	HY 2004 restated	HY 2005	HY 2004 restated	HY 2005	HY 2004 restated	HY 2005	HY 2004 restated
Net interest income	287,6	244,7	92,8	92,5	97,6	80,8	57,1	39,3
Risk provisions for loan and adv.	(-13,4)	(-12,3)	(-5,1)	3,1	(-9,2)	(-8,8)	(-4,3)	2,1
Net commission income	144,7	125,9	41,1	32,2	29,7	23,6	10,0	7,4
Net trading result	21,6	25,4	7,5	7,0	17,4	9,5	(-0,6)	6,0
General administrative expenses	(-267,3)	(-242,3)	(-83,9)	(-77,3)	(-86,7)	(-83,5)	(-34,3)	(-30,6)
Income from insurance business	3,8	3,3	0,0	0,0	0,0	0,0	0,0	0,0
Other operating result	22,1	(-5,8)	(-2,5)	(-11,8)	(-10,3)	(-6,6)	(-1,9)	0,2
Pre-tax profit for the period	**199,1**	**138,9**	**49,9**	**45,8**	**38,5**	**15,0**	**25,9**	**24,5**
Taxes on income	(-52,6)	(-39,8)	(-6,5)	(-6,8)	(-7,4)	0,3	(-4,9)	(-4,5)
Minority interest	(-6,9)	(-5,1)	0,0	(-10,0)	(-0,1)	(-0,1)	(-8,6)	(-7,1)
Net profit after minority interests	**139,6**	**94,0**	**43,4**	**29,0**	**31,1**	**15,2**	**12,3**	**13,0**
Average risk-weighted assets	8.653,0	7.021,8	2.181,2	1.715,6	2.190,7	1.909,7	2.095,9	1.715,5
Average attributed equity	657,9	453,4	165,8	110,8	166,6	123,3	159,3	110,8
Cost/Income Ratio	**58,4%**	**60,7%**	**59,4%**	**58,6%**	**59,9%**	**73,3%**	**51,7%**	**58,0%**
ROE based on net profit	**42,4%**	**41,4%**	**52,4%**	**52,3%**	**37,4%**	**24,6%**	**15,5%**	**23,4%**
Thereof funding costs	(-11,5)	(-13,0)	(-8,2)	(-4,9)	(-10,2)	(-10,7)	(-2,3)	(-3,1)





INVESTOR INFORMATION

Vienna, 11 August 2005

Erste Bank finalises acquisition of Novosadska banka

The Serbian Agency for Deposit Insurance, Rehabilitation, Bankruptcy and Liquidation of Banks (BRA) transfers 83.3% of the shares in Novosadska banka a.d., Novi Sad to Erste Bank against payment of EUR 73.2 million.

Following the fulfilment of all pre-conditions of the July 15, 2005 Share Purchase Agreement between Erste Bank der oesterreichischen Sparkasse AG and BRA the parties finalised the transaction on August 9, 2005, effecting the transfer of 83.3% of the Novosadska banka shares in return for a payment of EUR 73.2 million.

At the extraordinary general meeting held on August 9, 2005 the new management and supervisory bodies of the bank were elected. The management team of Novosadska Banka will be headed by Mr. Vladimir Medan, the present CEO of the bank, who has successfully led the bank through the privatisation process. Through its Supervisory Board, Novosadska banka will be supported by a number of high-ranking Erste Bank executives.

With the completion of the legal transfer of ownership to Erste Bank, a wide-reaching transformation programme will be launched. The objective of the programme is to modernise the operations of Novosadska banka and significantly enhance its competitive position, thus increasing the market share and profitability of the bank.

In accordance with the terms of the Share Purchase Agreement, Erste Bank will submit a tender offer for the remaining 16.7% of the shares of Novosadska banka currently owned by more than 2,000 minority shareholders within 90 days of the closing date of the transaction. This offer, identical to that submitted during the privatisation process, will result in a price per Novosadska banka share of EUR 219.98.

For further information please contact:

Erste Bank. Investor Relations
1010 Vienna. Graben 21. Fax: 0043 (0) 50100 DW 13112
Gabriele Werzer Tel. 0043 (0) 50100 ext. 11286. e-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer; 0043 (0) 50100 ext. 17326. e-mail: thomas.sommerauer@erstebank.at

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Commercial Court Vienna, DVR 0031313



INVESTOR INFORMATION

Vienna, 16 September 2005

Erste Bank sets new growth targets for 2006-2008

At its annual Capital Markets Day event held today in Prague, Erste Bank der oesterreichischen Sparkassen AG announced new growth targets for 2006-2008 and confirmed its guidance for 2005[1]. Erste Bank is targeting average annual growth in net profit after tax and minorities of at least 15% for the 2006-2008 period. Assuming a Tier 1 ratio of 7-7.5% in 2008, this earnings growth will push the return on equity up to 20%. The Group aims to reduce its cost/income ratio to 57% by 2008.

The sharp fall in interest rate levels across Central Europe will present a challenge for the subsidiary banks in the Czech Republic and in particular the Slovak Republic in 2006, but Erste Bank has the ability to meet that challenge.

"We have the full confidence that the strong growth of the Erste Bank Group in Central Europe and the further improvement of earnings in Austria in the coming years will allow us to meet all of our targets despite the unfavourable interest rate environment. This shows the continued huge potential of Erste Bank," commented Andreas Treichl, CEO.

In addition, the management of Erste Bank Group gave a status report on the "New Group Architecture" project launched in 2004. The aim of this project is to streamline processes and business models within the Group in order to generate a positive effect on both revenues and costs, to bring a sustainable improvement in the efficiency of the bank and to help to ensure targets are met. These effects will have a positive impact on the pre tax profit of EUR 210 million per annum as of 2008.

Enquiries:
Erste Bank Investor Relations
1010 Vienna, Graben 21, fax: 0043 (0) 50100, extension 13112
Gabriele Werzer, tel. 0043 (0) 50100 extension 11286, e-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, extension 17326, e-mail: thomas.sommerauer@erstebank.at
Monika Peraus, extension 11282, e-mail: monika.peraus@erstebank.at

[1] group net profit of at least EUR 660 million



INVESTOR INFORMATION

Vienna, 17 October 2005

Erste Bank submits tender offer for Novosadska banka minority shares

Following Erste Bank's acquisition of an 83.3% stake in Novosadska banka a.d. in August 2005, the tender offer for the remaining 16.71% or 67,045 shares currently owned by more than 2,000 minority shareholders is submitted in accordance with the terms of the Share Purchase Agreement. The offer price is identical to that submitted during the privatisation process.

As of October 18th, the remaining minority shareholders of Novosadska banka a.d. can tender their shares to Erste Bank der oesterreichischen Sparkassen AG for an offer price of EUR 218.98 per share. The amount will be paid in CSD calculated according to the average National Bank of Serbia rate as of the closing date of the acquisition. The offer period commences on October 18th, and will run for 21 days until November 7th, 2005.

Enquiries:
Erste Bank Investor Relations
1010 Vienna, Graben 21, fax: 0043 (0) 50100, extension 13112
Gabriele Werzer, tel. 0043 (0) 50100 extension 11286, e-mail: gabriele.werzer@erstebank.at
Josef Kerekes, Tel: 0043 (0)5 0100 DW 16878, E-Mail: josef.kerekes@erstebank.at
Thomas Sommerauer, extension 17326, e-mail: thomas.sommerauer@erstebank.at
Monika Peraus, extension 11282, e-mail: monika.peraus@erstebank.at

This document can also be viewed online at http://www.erstebank.com/investorrelations



INVESTOR INFORMATION

Vienna, 27 October 2005

Erste Bank short-listed for second stage of negotiations in Banca Commerciala Romana (BCR) bid

In connection with the privatisation of the 61.8825% stake in the Romanian bank Banca Commerciala Romana (BCR), the Romanian Government's privatisation agency AVAS has published late yesterday a short-list of two final bidders. Erste Bank der oesterreichischen Sparkassen AG announces it is one of those two companies selected to take part in further negotiations.

Over the next few weeks the Romanian Government will negotiate with the two banks selected regarding the detailed terms of sale of the stake in BCR. Following this process, the two banks will each be invited to submit their final bid; this will form the basis of the Romanian Government's sale decision.

Please direct any enquiries to:
Erste Bank, Investor Relations Department
Graben 21, 1010 Vienna, Austria; Telefax: 0043 (0)5 0100 - 13112
Gabriele Werzer, Phone: 0043 (0)5 0100 - 11286, e-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Phone: 0043 (0)5 0100 - 17326, e-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Phone: 0043 (0)5 0100 – 16878, e-mail: josef.kerekes@erstebank.at

You can also find this text on our homepage at:
http://www.erstebank.com (→ investor relations → download centre → investor relations news)



INVESTOR INFORMATION

Vienna, 31 October 2005

Erste Bank posts strong rise in 9-month earnings: net income up 40%

Highlights in figures[1]:

- **Net interest income** rose by 4.7% from EUR 1,995.9 m to **EUR 2,089.4 m**.
- **Net commission income** increased by 8.6% from EUR 848.9 m to **EUR 921.9 m**.
- **Operating income** rose by 6.4% from EUR 3,026.8 m to **EUR 3,219.8 m**.
- **General administrative expenses** increased by 1.9% from EUR 1,953.3 m to **EUR 1,990.0 m**.
- **Operating profit** improved by 14.6%, rising from EUR 1,075.3 m to **EUR 1,229.8 m**.
- **Pre-tax profit** rose by 19.6% from EUR 744.7 m to **EUR 890.3 m**.
- **Group net profit after taxes and minorities** increased by 39.9% from EUR 363.6 m to **EUR 508.8 m**.
- **Cost/income ratio** improved from 63.5% in FY 2004 to **61.8%**.
- **Earnings per share** for the first three quarters rose 38.6% to **EUR 2.12**.
- **Return on equity** rose from 17.0% in FY 2004 to **18.5%**.
- **Total assets** increased by 12.2% on the YE 2004 figure of EUR 139.8 bn to **EUR 156.9 bn**.
- **Tier 1 capital ratio** was **6.3%** on 30 September 2005, down from 6.7% at the end of 2004.

CEO Andreas Treichl commented "The excellent results for the first nine months of the year once again confirm Erste Bank's earnings power. As in previous quarters, along with the strong performance of our subsidiaries in Central Europe, the improvement in the Austrian business was an important growth driver. The fact that the usually weak third quarter matched the record results achieved in the second-quarter was particularly encouraging."

"The trend in the **cost/income ratio** is particularly encouraging. It has fallen steadily in recent years and now stands at an impressive 61.8%. This trend is set to continue in the coming quarters".

Treichl added: "We are pleased that Erste Bank is currently involved in negotiations related to the privatisation of both Casa de Economii si Consemnatiuni (CEC) and Banca Comerciala Romana (BCR) in Romania. In the privatisation of BCR, Erste Bank has been shortlisted by the Romanian Government as one of two candidates with whom they will undertake detailed negotiations".

---

[1] The newly acquired Novosadska banka in Serbia has been consolidated from 9 August 2005 following the closing of the transaction. However, the impact on group accounts is currently minimal. Novosadska's total assets on 30 September 2005 were approximately EUR 123 m; for August and September it contributed operating income of roughly EUR 2.2 m, general administrative expenses of around EUR 1.4 m and risk provisions for loans and advances of EUR 0.7 m to group accounts.

The revised IASB standards, IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement), became compulsory as of 1 January 2005. They mainly affect the presentation of securities trading and the valuation of loans. Under the transitional provisions, prior-year figures must be restated. The rates of change indicated are based on the restated prior-year figures. Details of the changeover to IAS were provided in a release published on 3 May 2005, which can be found on the Erste Bank website.

I. Performance in detail

in EUR million	1/1-30/9/05	1/1-30/9/04 restated	Change in %	1/1-30/9/04 published
Net interest income	2,089.4	1,995.9	4.7	1,993.7
Risk provisions for loans and advances	-329.1	-306.9	7.2	-306.9
Net commission income	921.9	848.9	8.6	851.8
Net trading income	171.6	156.2	9.9	156.2
General administrative expenses	-1,990.0	-1,953.3	1.9	-1,950.9
Insurance business	36.9	25.8	43.0	24.6
Other operating result	-10.4	-21.9	52.5	1.1
Pre-tax profit	**890.3**	**744.7**	**19.6**	**769.6**
Group net profit	**508.8**	**363.6**	**39.9**	**382.6**

Net interest income came in at EUR 2,089.4 m, up 4.7% from EUR 1,995.9 m in the same period last year. This growth was driven to a considerable extent by the sharp increase in lending volumes at the Central European subsidiaries.

At 2.10%, the net interest margin for the first three quarters of 2005 was stable compared with the same period in 2004. The slight fall relative to 2004 as a whole, when the margin was 2.21%, can be explained primarily by the additional refinancing costs incurred for the acquisition of the remaining 19.99% of Slovenská sporiteľňa in January 2005 and the overall low interest rate environment. The recently announced 25 BP increase in interest rates by the CNB is a positive signal going forward.

The domestic net interest margin remained at roughly 1.6%. Margins in Central Europe, meanwhile, stayed well above the Austrian level, ranging from 3.1% to over 5%.

Net commission income rose 8.6% from EUR 848.9 m to EUR 921.9 m and thus made a significant contribution to earnings. Particularly strong growth was recorded not only among the Central European subsidiaries, but also at Erste Bank AG. The main drivers of this trend were securities trading (commission income up 29.4% at EUR 273.8 m) and commissions on the sale of insurance products (up 18.3% at EUR 52.9 m).

Net trading income once again showed strong year-on-year growth, rising 9.9% from EUR 156.2 m to EUR 171.6 m. This result was achieved mainly thanks to positive trends in securities and derivatives trading, as well as foreign-exchange trading.

Income from insurance business showed an above average increase of 43.0%, rising from EUR 25.8 m to EUR 36.9 m due to significantly higher valuation gains on financial assets held by group insurance businesses.

Total operating income registered a 6.4% rise from EUR 3,026.8 m to EUR 3,219.8 m.

General administrative expenses showed a modest increase of 1.9% from EUR 1,953.3 m to EUR 1,990.0 m. The main factors here were rising costs at Central European subsidiaries (up 10%) also due to higher value-added tax rates in the Czech Republic and Slovakia. Local currency movements are also reflected in this increase. In the Czech Republic, extraordinary expenses were incurred in connection with headcount reductions, especially in the third quarter. In Austria (including the Corporate Centre and International Business segments), on the other hand, general administrative expenses fell 2.2% despite the upward trend in expenditure on establishing additional group functions.

Erste Bank Group general administrative expenses

in EUR million	1/1-30/9/05	1/1-30/9/04 restated	Change in %	1/1-30/9/04 published
Personnel expenses	1,154.7	1,085.8	6.3	1,083.4
Other administrative expenses	584.9	611.7	-4.4	611.7
Subtotal	*1,739.6*	*1,697.5*	*2.5*	*1,695.1*
Depreciation	250.4	255.8	-2.1	255.8
Total	**1,990.0**	**1,953.3**	**1.9**	**1,950.9**

Austria (including Corporate Centre and international business)

in EUR million	1/1-30/9/05	1/1-30/9/04 restated	Change in %	1/1-30/9/04 published
Personnel expenses	835.0	798.6	4.6	798.6
Other administrative expenses	309.3	355.3	-13.0	355.3
Subtotal	*1,144.3*	*1,153.9*	*-0.8*	*1,153.9*
Depreciation	127.3	146.3	-13.0	146.3
Total	**1,271.6**	**1,300.2**	**-2.2**	**1,300.2**

Central Europe

in EUR million	1/1-30/9/05	1/1-30/9/04 restated	Change in %	1/1-30/9/04 published
Personnel expenses	319.7	287.2	11.3	284.7
Other administrative expenses	275.6	256.4	7.5	256.4
Subtotal	*595.3*	*543.6*	*9.5*	*541.1*
Depreciation	123.1	109.5	12.4	109.5
Total	**718.4**	**653.1**	**10.0**	**650.6**

Group **personnel expenses** were up 6.3% to EUR 1,154.7 m, compared with EUR 1,085.8 m in the same period last year. **Headcount** rose 1.5% over the first three quarters, with 36,383 people employed by Erste Bank on 30 September 2005. Novosadska banka was consolidated for the first time, adding 843 employees to the Group total. Adjusted for this effect, Group headcount was about 0.9% lower year-to-date. Further steps were taken to reduce headcount in the Czech Republic during the third quarter. At the same time, however, headcount increased in Hungary and Croatia due to the expansion of the branch networks in those countries.

Headcount	30/9/05	31/12/04
Austria	14,805	14,629
of which Savings Banks	6,835	6,789
International	21,578	21,233
of which Česká spořitelna subgroup	11,089	11,639
of which Slovenská sporiteľňa subgroup	4,878	5,083
of which Hungary subgroup	2,491	2,435
of which Central European and international subsidiaries	3,120	2,076
(of which Novosadska banka)	843	
Total	36,383	35,862

The excellent quarterly results reflect both the positive earnings trend and Erste Bank's rigorous approach to cost management. **Other administrative expenses** fell 4.4% year-on-year from EUR 611.7 m to EUR 584.9 m thanks in particular to declining expenditure on IT (down 20.3% to EUR 138.5 m) and premises (down 6.1% at EUR 110.8 m). A fall of 13.0% to EUR 309.3 m was recorded in Austria, while Central Europe posted a 7.5% increase to EUR 275.6 m. This was mainly attributable to the VAT increase and currency trends mentioned above.

Depreciation on tangible fixed assets was also lower, falling 2.1% to EUR 250.4 m. This was principally a result of reduced IT investment in Austria.

Operating result – operating income minus general administrative expenses – for the first three quarters was EUR 1,229.8 m, 14.6% higher than the previous year's figure of EUR 1,073.5 m.

The trend in the **cost/income ratio** was particularly encouraging. It has fallen steadily in recent years and now stands at a satisfying 61.8%. "This trend is clearly set to continue in the coming quarters", commented Treichl.

While the **other operating result** remained in negative territory at EUR -10.4 m, it showed a significant improvement on the previous year's figure of EUR -21.9 m. This was due in particular to higher income from sales of securities. The Central European subsidiaries' contributions to the local deposit insurance schemes are the most significant items under this heading.

Risk provisions for loans and advances rose by a considerable 7.2% to EUR 329.1 m in the first three quarters. However, half of this increase was due to extraordinary third quarter expenditure at one of the smaller cross-guarantee scheme savings banks. This therefore only had a minimal impact on the Erste Bank Group's net profit after minority interests. The other half can be explained by strong growth in lending in Central Europe and the non-recurrence of the releases made by the Slovak and Croatian subsidiary banks last year.

The positive trend in non-performing loan coverage continued in the third quarter resulting in a NPL cover ratio of 75.8% for the Group (72.5% at YE 2004). The overall credit exposure grew by 12.9% ytd, with the lowest risk class growing strongest (+ 15.2%) and non-performing loans nearly unchanged with a 0.7% increase, leading to a further decline of the NPL ratio of 2.6% (2.9% at YE 2004).

Pre-tax profit registered a 19.6% increase from EUR 744.7 m to EUR 890.3 m.

Tax cuts in the Czech Republic and Austria, together with the non-recurring write-off of deferred tax assets (EUR 20.0 m) in the first quarter of 2004, will result in a lower **tax rate** in 2005 than was recorded last year.

The 5.5% fall in **minority interests** for the first three quarters (EUR 172.4 m, down from EUR 182.5 m in the same period last year), was caused first and foremost by the Group increasing its stake in Slovenská sporitel'ňa to 100% and the non-recurrence of the profit made in 2004 on the sale of the property insurance business in the Czech Republic.

Erste Bank Group's sustained earnings momentum is evident in the **Group net profit** after taxes and minority interests, which increased approximately 40% from EUR 363.6 m to EUR 508.8 m for the first nine months of the year. This gave rise to an increase in the **return on equity** (ROE) from 17.0% in 2004 as a whole to 18.5%.

Earnings per share for the first three quarters increased from EUR 1.53 last year to EUR 2.12.

II. Performance in the third quarter of 2005

"Virtually matching the second quarter's record net profits of EUR 175.4 m, this latest period represents another excellent performance" said Andreas Treichl. **Group net profit** after taxes and minority interests of EUR 173.1 m was achieved in the **third quarter of 2005**.

At EUR 702.9 m, **net interest income** was almost unchanged on the second quarter (EUR 705.3 m). **Net commission income** of EUR 304.9 m was also flat compared to the preceding three months (EUR 305.9 m).

On the other hand, the **net trading income** of EUR 66.4 m was the highest quarterly figure in 18

months (up 38.3%).

General administrative expenses of EUR 666.9 m remained practically unchanged compared to the second quarter (EUR 664.2 m). While personnel expenses increased by 2.4% from EUR 384.0 m to EUR 393.3 m, other administrative expenses, particularly at Česká spořitelna, declined by 3.3% from EUR 197.0 m to EUR 190.5 m.

Thus, at EUR 417.3 m, the **operating result** was marginally above that for the previous quarter (EUR 416.3 m). This is all the more remarkable as results are traditionally weaker in the third quarter because of the holiday period.

The **cost/income ratio** was unchanged at 61.5%.

Risk provisions for loans and advances of EUR 119.2 m were considerably higher than in the previous quarter (EUR 108.6 m). This was exclusively due to the previously mentioned extraordinary expense at one of the smaller cross-guarantee scheme savings banks.

Income from insurance business, which was unusually high at EUR 21.3 m in the previous quarter because of valuation gains in the securities portfolio, returned to a more normal figure of EUR 10.0 m in the third quarter.

At EUR -1.0 m, the balance of positions under **other operating result** was more favourable than in the previous quarter (EUR -7.4 m) mainly due to positive effects from valuation gains in the securities portfolio.

In the third quarter, the **pre-tax profit** of EUR 297.1 m was only marginally below that for the previous quarter (EUR 300.3 m), as was the **Group net profit** after taxes and minority interests as mentioned above (EUR 173.1 m compared to EUR 175.4 m).

III. Outlook

Erste Bank anticipates that Group net profit for 2005 will be above EUR 660 m. New targets covering the 2006 – 2008 period were announced at the Capital Markets Day in mid-September; over this time Erste Bank aims to reduce the Group cost/ income ratio to 57% and achieve average annual growth in Group net profit after taxes and minority interests of at least 15%. Assuming a Tier 1 ratio of 7–7.5% in 2008, this level of earnings growth will imply an increase in return on equity to 20%.

The acquisition during the third quarter of Serbia's Novosadska banka will not have any major effect on the operating result in 2005; however, restructuring costs, the final amount of which cannot be precisely determined at this stage, are expected in the fourth quarter of 2005.

IV. Balance sheet data

in EUR million	30/09/2005	31/12/2004 restated	% change	31/12/2004 published
Loans and advances to credit institutions	20,058	15,684	27.9	15,513
Loans and advances to customers	79,946	72,843	9.8	72,722
Risk provisions for loans and advances	-2,902	-2,804	3.5	-2,749
Securities portfolio and other financial assets	47,678	42,521	12.1	42,636
Other assets	12,151	11,568	5.0	11,560
Total assets	156,931	139,812	12.2	139,682

in EUR million	30/09/2005	31/12/2004 restated	% change	31/12/2004 published
Amounts owed to credit institutions	37,365	28,551	30.9	28,551
Amounts owed to customers	71,421	68,213	4.7	68,213
Debts evidenced by certificates and subordinated capital	24,611	22,704	8.4	22,935
Total equity	7,271	6,665	9.1	6,476
Other liabilities	16,263	13,679	18.9	13,507
Total liabilities	156,931	139,812	12.2	139,682

In the first three quarters of 2005, Erste Bank Group's consolidated **total assets** grew by 12.2%, from EUR 139.8 bn at end-2004 to EUR 156.9 bn.

Loans and advances to customers increased by 9.8% from EUR 72.8 bn to EUR 79.9 bn over the same period, mainly as a result of the above-average rise of 20.9% to EUR 31.2 bn in lending to private and corporate customers in Central Europe.

Risk provisions rose by 3.5% to EUR 2.9 bn, with new allocations partly offset by usage of existing provisions.

Available for sale and assets through profit and loss saw an above-average increase of 15.9% from EUR 16.0 bn to EUR 18.5 bn. In accordance with the revised IAS 39, valuation profits or losses on the AfS portfolios must now be shown under total equity until the securities are sold or repaid. Cumulative valuation profits as at 30 September 2005 stood at EUR 548 m versus EUR 429 m at end-2004. The heading also includes the new category of fair value portfolios. Valuation and realised profits or losses on these portfolios are booked to the income statement. At 30 September 2005, the fair value portfolios and portfolios available for sale were valued at EUR 4.0 bn and EUR 14.5 bn respectively, with only portfolios available for sale seeing a rise.

Trading assets also saw an above-average rise of 21.1% from EUR 4.6 bn to EUR 5.6 bn (partly due to much higher positive market values of derivative financial instruments). Together with the increase of 7.5% to EUR 23.6 bn in **financial investments, total trading, financial and other current assets** enjoyed overall growth of 12.2% from EUR 42.5 bn at end-2004 to stand at EUR 47.7 bn on the reporting date.

The biggest rise on both sides of the balance sheet was in interbank business, which traditionally expands during the year but is then scaled back towards the end of the year.

Loans and advances to credit institutions increased by 27.9% from EUR 15.7 bn to EUR 20.1 bn, while **amounts owed to credit institutions** rose by 30.9% from EUR 28.6 bn to EUR 37.4 bn. The above-average increases covered both domestic and foreign credit institutions.

Amounts owed to customers rose by 4.7% from EUR 68.2 bn to EUR 71.4 bn, with savings deposits virtually unchanged at EUR 37.9 bn.

Subordinated liabilities increased by 15.0% from EUR 3.0 bn to EUR 3.4 bn, while other **debts evidenced by certificates** rose by 7.4% from EUR 19.7 bn to EUR 21.2 bn.

Total equity increased by 9.1% in the first three quarters from EUR 6.7 bn to EUR 7.3 bn. Here, the 13.1% rise in shareholders' equity was much higher than the 4.9% rise in equity held by minority interests. This change mainly reflects earnings in the first three quarters (after deduction of the dividend paid by Erste Bank AG in May).

Total own funds of Erste Bank Group as defined in the Austrian Banking Act (BWG) were approximately EUR 7.5 bn at 30 September 2005. Since the statutory minimum requirement at this date was about EUR 6.1 bn, the Group's coverage ratio is 124%.

Core capital at end-September stood at EUR 4.4 bn, corresponding to a **tier 1 capital ratio** of 6.3% (end-2004: 6.7%). The decline in the ratio is the result of the sharp rise (7.8%) in risk-weighted assets, particularly at the Central European subsidiaries.

The **solvency ratio** according to the Austrian Banking Act equalled 10.0% at 30 September 2005, still well above the statutory minimum requirement of 8%.

V. Segment reporting[2]

The 9 month results of 2005 include segment contributions of Novosadska banka for the period starting 1 August 2005 in the Central Europe segment. As a result the figures of the Central Europe segment deviate slightly from the sum total of the Central Europe subsegments shown in this release. Novosadska banka posted a loss after taxes and minority interests EUR 0.2 m for the 2 month period starting 1 August 2005.

Austria

In this segment, net profit after taxes and minority interests improved by 8.3% compared with the same period last year, from EUR 163.7 m to EUR 177.3 m. Both, commission income (up 10.5% - EUR 56.0m) and income from insurance business (up 60.3% - EUR 11.6m) continued to show a strong performance. This progress was, however, partly offset by declines in net interest income (in the Trading and Investment Banking segment) caused by general interest rate trends and by the absence of exceptional gains made in the same period last year (in the Savings Banks segment). A combination of good business performance and a slight decline in general administrative expenses led to a sharp drop in the cost/income ratio, from 67.1% to 65.7% for the first nine months of the current financial year. Return on equity in this segment fell only slightly from 12.5% to 12.1% due to the higher attributed equity for the period.

Savings Banks

Net profit after taxes and minority interests declined from EUR 11.8 m to EUR 1.6 m, mainly due to lower risk provisions in the previous year and this year's absence of exceptional gains on the disposal of subsidiaries. Net interest income improved greatly in the third quarter of this year, putting net interest income for the first nine months at last year's level. The rise in risk provisions was exclusively due to non-recurring expenditure at one of the smaller savings banks in the third quarter of this year. However, due to the ownership ratio, this had only a marginal impact on this segment's net profit after minority interests. Net commission income saw a slight increase, but the overall trend in this position was weighed down by changes in the intragroup settlement policy for bank support services, when compared with last year. Commission income from core businesses grew substantially. Combined with the minimal rise in general administrative expenses (EUR 5.2

[2] The published results of individual Group members cannot be compared on a like-for-like basis with results in segment reporting. For example, refinancing costs are allocated to Central European subsidiaries in segment reporting. Comparisons with the third quarter of 2004 and full-year 2004 relate to the restated figures as mentioned earlier.

m, 0.9%), the operating result improved year-on-year from EUR 260.0 m to EUR 262.5 m. The decline in the other operating result can be explained by the one-off income on disposal of subsidiaries during the same period last year. The cost/income ratio remained constant at 70.3%, with return on equity falling from 6.6% to 0.8% as a result of non-recurring items.

Retail and Mortgage
Net profit after taxes and minority interests in this segment more than doubled from EUR 27.1 m in the first three quarters of 2004 to EUR 67.4 m. This was due to the sharp rise of EUR 29.1 m (up 14.1%) in net commission income – mainly the result of excellent securities business in the branch network – and the decline of EUR 7.8 m (down 1.6%) in general administrative expenses. Non-recurring income from equity interests allocated to this segment was a major factor in the improvement in the other operating result. Operating result increased by 35.3% from EUR 135.6 m to EUR 183.4 m. The cost/income ratio improved on last year from 78.0% to 72.1%, and return on equity more than doubled from 4.4% to 9.8% compared with the same period last year.

Large Corporates
This segment's operating result rose by 3.1% year-on-year, from EUR 92.9 m to EUR 95.8 m. While net commission income saw a sharp rise of EUR 8.4 m (up 18.6%), the other operating result was down on the same period last year due to lower income from the revaluation of financial assets. General administrative expenses rose by 3.7% from EUR 62.0 m to EUR 64.2 m, mainly due to higher property leasing expenses as business expanded in Central Europe. Together with slight declines in interest income and rising risk provisions, this produced a net profit after taxes and minority interests of EUR 35.9 m (down 14.7%). The cost/income ratio was 40.1%, while return on equity was 9.6%.

Trading and Investment Banking
Net profit after taxes and minority interests declined by 12.6% on the preceding year from EUR 82.7 m to EUR 72.3 m. As a result of interest rate trends and hedging effects, net interest income fell from EUR 80.8 m to EUR 48.5 m. Net commission income rose from EUR 39.9 m to EUR 50.9 m, mainly due to increased commission from securities trading and structured products. General administrative expenses improved on last year. The cost/income ratio deteriorated from 38.7% to 41.4%, as did return on equity from 45.1% to 34.6%.

Central Europe

Česká spořitelna
Profit after taxes and minority interests advanced 45.4% year-on-year to EUR 208.9 m, up EUR 65.2 m from EUR 143.7 m. Besides the clear improvement in net interest income (up 18.8%) due to the expansion of lending volumes, there was a further significant increase in net commission income from an already high level, particularly in payment services and card business. The 13.3% rise in general administrative expenses (up 5.6% after foreign exchange adjustment) is partly due to the creation of reserves for redundancy payments as part of the headcount reduction. Gains on the sale of investments available for sale as well as a reduced contribution to the deposit insurance fund played a major part in the considerable improvement in the other operating result. Operating result improved by 22.1% to EUR 290.0 m, thanks to the strong earnings performance. The cost/income ratio improved from 60.3% to 58.5%, and return on equity from 40.9% to 41.5%. Rates of change in this segment are impacted by a 6.8% appreciation of the CZK against the EUR.

Slovenská sporiteľňa
At Slovenská sporiteľňa, net profit after taxes and minority interests rose by 51.0% against the first nine months of 2004, from EUR 41.6 m to EUR 62.8 m. In net interest income the non-recurrence of income from fixed interest bonds and the adjustment of rates to the lower market levels of variable rate securities was almost entirely offset by the expansion in retail business. The favourable exchange rate trend (up 4.1%) was offset by higher refinancing costs (as a result of the increase in holding in SLSP to 100%).

Commission income grew by 25.3% year-on-year from EUR 49.5 m to EUR 62.0 m, due to the extremely favourable trends in payment services and financing. General administrative expenses – driven almost exclusively by the exchange rate trend – increased by EUR 5.1 m from EUR 117.6 m to EUR 122.7 m. Overall, operating result was up by just under 7.0%. These trends boosted return on equity slightly, from 47.5% to 48.4%, while the cost/income ratio improved from 58.8% to 58.2%. Rates of change in this segment are impacted by a 4.1% appreciation of the SK against the EUR.

Erste Bank Hungary

EBH posted results ahead of expectations in all areas. Net interest income rose by EUR 29.9 m or 24.9% year-on-year from EUR 120.2 m to EUR 150.1 m, mainly due to the sharp growth in lending. Net commission income was boosted primarily by growth in payment services and securities trading (up EUR 8.8 m in total, or 24.1%). These above-average growth rates, combined with a comparatively moderate rise in general administrative expenses (due primarily to the expansion of the branch network), led to an 84% surge in operating result to EUR 89.4 m. Net profit after taxes and minority interests more than doubled from EUR 19.6 m to EUR 50.7 m, while return on equity jumped from 20.7% to 38.0%, and the cost/income ratio fell from 72.4% to 59.9%. Rates of change in this segment are impacted by a 2.3% appreciation of the HUF against the EUR.

Erste Bank Croatia

Operating result increased by 39.0% year-on-year from EUR 36.8 m to EUR 51.2 m. Interest income climbed by 31.9% from EUR 61.2 m to EUR 80.7 m, thanks to higher business volumes, although the third quarter on its own was down on previous quarters as a result of the reclassification of revaluation gains from derivatives in the net trading result. Commission income – especially in payment services – improved by 33.8% from EUR 12.0 m to EUR 16.1 m. The decline in the net trading result was due primarily to exceptionally favourable valuations last year. The increase in risk provisions up from EUR 3.5 m to EUR 8.3 m is due firstly to one-off effects in 2004 and secondly to the expansion of lending volumes. General administrative expenses rose by EUR 5.0 m or 10.5% from EUR 47.6 m to EUR 52.6 m, almost exclusively due to the expansion of the branch network. The increase in net profit after taxes and minority interests (up EUR 3.5 m or 21.7%) was also impacted by the disposal of participations as at 1 January 2005 and the accompanying increase in minority interests. Return on equity fell to 15.9% on the back of higher attributed equity capital, while the cost/income ratio improved significantly from 56.4% to 50.7%.

Novosadska banka

First-time consolidation of Novosadska banka took place in August this year. As the two months contribution since first-time consolidation currently has no significant impact to the Group's performance it has not been shown in a separate segment in Q3 2005, but has been included in the overall Central European division. Starting YE 2005 Novosadska banka will be shown as a separate sub-segment.

International Business

International Business continued to follow the trend established in previous quarters with performance remaining strong. The improvement in net commission income was due to business expansion and one-off exceptional income in securities trading. Pre-tax profit rose by EUR 15.5 m or 17.8% from EUR 86.9 m to EUR 102.4 m, thanks to an improvement in other operating income (driven in particular by declining revaluations applied to other financial investments) and the decline in requirements for risk provisions. This positive trend was almost completely offset by the tax rate applicable to the London branch this year. Overall, net profit after taxes and minority interests rose by 7.9% from EUR 68.1 m to EUR 73.5 m. The cost/income ratio increased from 18.0% to 19.8%, while return on equity fell from 22.9% to 20.3%.

Corporate Centre

The Corporate Centre segment encompasses the profits from all companies that cannot be clearly assigned to a business segment, profit consolidation between the segments and one-off effects not assigned to a business segment in order to allow comparability.
The trend in net commission income and general administrative expenses can be largely attributed to changes in profit consolidation from bank support operations. Administrative costs of Group projects started in 2004 had a particularly strong impact on general administrative expenses. The deterioration in the other operating result was primarily due to revaluations of other investments and additional expenditure on non-banking activities.
The significant change in tax expenditure was due to the write-off of a deferred tax asset in the first quarter of 2004 in response to a decrease in Austrian corporation tax from 34% to 25% as of 1 January 2005.

In calculating rates of change small discrepancies may emerge compared with calculations using unrounded figures.

For further information, please contact:

Erste Bank, Investor Relations
1010 Vienna, Graben 21, Fax: 0043 (0) 50100 Extension 13112
Gabriele Werzer Tel. 0043 (0) 50100 Extension 11286, e-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer; Extension 17326, e-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Extension 16878, email: josef.kerekes@erstebank.at
This text is available via our Homepage at http://www.erstebank.com >Investor Relations > Downloads

I. Balance sheet according to IFRS

in EUR m

	Assets	30/9/05	31/12/04 restated	+/- %	31/12/04 published
1.	Cash and balances with central banks	2,906	2,723	6.7	2,723
2.	Loans and advances to credit institutions	20,058	15,684	27.9	15,513
3.	Loans and advances to customers	79,946	72,843	9.8	72,722
4.	Risk provisions for loans and advances	(2,902)	(2,804)	3.5	(2,749)
5.	Trading assets	5,606	4,628	21.1	4,628
6.	AfS & assets through profit and loss	18,511	15,967	15.9	9,141
7.	Financial investments	23,561	21,926	7.5	28,867
8.	Intangible assets	1,916	1,823	5.1	1,823
9.	Tangible assets	1,695	1,723	(1.6)	1,723
10.	Other assets	5,634	5,299	6.3	5,291
	Total assets	**156,931**	**139,812**	**12.2**	**139,682**

	Liabilities and shareholders' equity	30/9/05	31/12/04 restated	+/- %	31/12/04 published
1.	Amounts owed to credit institutions	37,365	28,551	30.9	28,551
2.	Amounts owed to customers	71,421	68,213	4.7	68,213
3.	Debts evidenced by certificates	21,168	19,710	7.4	19,887
4.	Provisions	8,403	7,500	12.0	7,328
5.	Other liabilities	7,860	6,179	27.2	6,179
6.	Subordinated capital	3,443	2,994	15.0	3,048
7.	Total Equity	7,271	6,665	9.1	6,476
	thereof Shareholders' equity	3,871	3,424	13.1	3,347
	thereof Minority interests	3,400	3,241	4.9	3,129
	Total liabilities and shareholders' equity	**156,931**	**139,812**	**12.2**	**139,682**

II. Income Statement according to IFRS

	in EUR m	1/1-30/9/05	1/1-30/9/04 restated	+/- %	1/1-30/9/04 published
I.	**Net interest income**	**2,089.4**	**1,995.9**	**4.7**	**1,993.7**
	Risk provisions for loans and advances	(329.1)	(306.9)	7.2	(306.9)
	Net commission income	921.9	848.9	8.6	851.8
	Net trading result	171.6	156.2	9.9	156.2
	General administrative expenses	(1,990.0)	(1,953.3)	1.9	(1.950.9)
	Result from insurance business	36.9	25.8	43.0	24.6
	Other operating result	(10.4)	(21.9)	52.5	1.1
II.	**Pre-tax profit for the period**	**890.3**	**744.7**	**19.6**	**769.6**
	Taxes on income	(209.1)	(198.6)	5.3	(197.0)
III.	**Profit for the period**	**681.2**	**546.1**	**24.7**	**572.6**
	Minority interests	(172.4)	(182.5)	(5.5)	(190.0)
IV.	**Net profit after minority interests**	**508.8**	**363.6**	**39.9**	**382.6**

Percentage changes in financial figures between two financial periods may differ slightly from non-rounded rates of change.

III. Erste Bank Group - Divisional Reporting

OVERVIEW								
	Austria		Central Europe		International Business		Corporate Centre	
in EUR m	1-9 2005	1-9 2004 restated	1-9 2005	1-9 2004 restated	1-9 2005	1-9 2004 restated	1-9 2005	1-9 2004 restated
Net interest income	1,156.0	1,191.6	810.6	691.3	114.5	113.3	8.3	(0.3)
Risk provisions for loan and adv.	(267.4)	(255.5)	(52.0)	(36.0)	(9.7)	(15.4)	(0.0)	0.0
Net commission income	591.0	535.0	341.3	289.0	22.7	16.8	(33.1)	8.1
Net trading result	91.4	87.3	79.7	71.4	(0.0)	0.1	0.5	(2.6)
General administrative expenses	(1,228.1)	(1,230.2)	(718.4)	(653.0)	(27.2)	(23.4)	(16.3)	(46.8)
Income from insurance business	30.9	19.3	6.0	6.5	0.0	0.0	0.0	0.0
Other operating result	9.7	24.8	6.5	(41.3)	2.1	(4.4)	(28.7)	(0.9)
Pre-tax profit for the period	**383.5**	**372.2**	**473.7**	**328.0**	**102.4**	**86.9**	**(69.3)**	**(42.4)**
Taxes on income	(95.1)	(95.8)	(108.4)	(75.6)	(29.0)	(18.9)	23.4	(8.4)
Minority interest	(111.1)	(112.6)	(23.5)	(31.4)	0.0	0.0	(37.8)	(38.5)
Net profit after minority interests	**177.3**	**163.7**	**341.8**	**221.0**	**73.5**	**68.1**	**(83.8)**	**(89.2)**
Average risk-weighted assets	46,067.4	46,569.9	15,795.0	12,978.4	6,387.9	6,199.7	352.2	438.6
Average attributed equity	1,954.5	1,741.3	1,194.4	828.6	483.0	395.8	26.6	28.0
Cost/Income Ratio	**65.7%**	**67.1%**	**58.1%**	**61.7%**	**19.8%**	**18.0%**	**n.a.**	**n.a.**
ROE based on net profit	**12.1%**	**12.5%**	**38.2%**	**35.6%**	**20.3%**	**22.9%**	**n.a.**	**n.a.**
Thereof funding costs	(48.1)	(53.4)	(47.7)	(48.5)	0.0	0.0	(15.1)	(20.9)

TOTAL		
	Erste Bank Group	
in EUR m	1-9 2005	1-9 2004 restated
Net interest income	2,089.4	1,995.9
Risk provisions for loan and adv.	(329.1)	(306.9)
Net commission income	921.9	848.9
Net trading result	171.6	156.2
General administrative expenses	(1,990.0)	(1,953.3)
Income from insurance business	36.9	25.8
Other operating result	(10.4)	(21.9)
Pre-tax profit for the period	**890.3**	**744.7**
Taxes on income	(209.1)	(198.6)
Minority interest	(172.4)	(182.5)
Net profit after minority interests	**508.8**	**363.6**
Average risk-weighted assets	68,602.5	66,186.7
Average attributed equity	3,658.5	2,993.7
Cost/Income Ratio	**61.8%**	**64.5%**
ROE based on net profit	**18.5%**	**16.2%**
Thereof funding costs	(110.9)	(122.8)

IV. Erste Bank Group - Divisional Reporting (Details)

AUSTRIA								
	Savings Banks		Retail and Mortgage		Large Corporate Customers		Trading und Investment Banking	
in EUR m	1-9 2005	1-9 2004 restated	1-9 2005	1-9 2004 restated	1-9 2005	1-9 2004 restated	1-9 2005	1-9 2004 restated
Net interest income	618.3	618.1	383.9	383.9	105.4	108.8	48.5	80.8
Risk provisions for loan and adv.	(145.0)	(133.6)	(79.8)	(84.6)	(42.6)	(37.3)	0.0	0.0
Net commission income	252.0	244.3	234.6	205.5	53.6	45.2	50.9	39.9
Net trading result	12.6	12.7	7.4	7.9	1.0	0.9	70.4	65.8
General administrative expenses	(620.3)	(615.1)	(473.2)	(481.0)	(64.2)	(62.0)	(70.3)	(72.1)
Income from insurance business	0.0	0.0	30.9	19.3	0.0	0.0	0.0	0.0
Other operating result	3.4	17.7	5.4	3.1	2.6	8.0	(1.8)	(4.0)
Pre-tax profit for the period	**120.9**	**144.1**	**109.1**	**54.0**	**55.8**	**63.6**	**97.7**	**110.4**
Taxes on income	(31.4)	(40.1)	(25.1)	(14.4)	(13.2)	(13.5)	(25.4)	(27.8)
Minority interest	(87.9)	(92.3)	(16.5)	(12.5)	(6.7)	(7.9)	0.0	0.0
Net profit after minority interests	**1.6**	**11.8**	**67.4**	**27.1**	**35.9**	**42.2**	**72.3**	**82.7**
Average risk-weighted assets	23,685.4	23,051.8	12,109.6	12,868.9	6,585.0	6,822.8	3,687.4	3,826.5
Average attributed equity	262.0	239.8	915.7	821.6	497.9	435.6	278.8	244.3
Cost/Income Ratio	**70.3%**	**70.3%**	**72.1%**	**78.0%**	**40.1%**	**40.0%**	**41.4%**	**38.7%**
ROE based on net profit	**0.8%**	**6.6%**	**9.8%**	**4.4%**	**9.6%**	**12.9%**	**34.6%**	**45.1%**
Thereof funding costs	(11.1)	(12.2)	(24.3)	(28.2)	(11.6)	(10.8)	(1.1)	(2.1)

CENTRAL EUROPE*								
	Česká spořitelna		Slovenská sporiteľňa		Erste Bank Hungary		Erste Bank Croatia	
in EUR m	1-9 2005	1-9 2004 restated	1-9 2005	1-9 2004 restated	1-9 2005	1-9 2004 restated	1-9 2005	1-9 2004 restated
Net interest income	439.1	369.6	139.8	140.3	150.1	120.2	80.7	61.2
Risk provisions for loan and adv.	(19.9)	(18.6)	(9.0)	2.8	(14.1)	(16.7)	(8.3)	(3.5)
Net commission income	217.2	191.0	62.0	49.5	45.3	36.5	16.1	12.0
Net trading result	35.8	30.4	9.0	10.4	27.5	19.5	6.9	11.1
General administrative expenses	(408.1)	(360.1)	(122.7)	(117.6)	(133.6)	(127.6)	(52.6)	(47.6)
Income from insurance business	6.0	6.5	0.0	0.0	0.0	0.0	0.0	0.0
Other operating result	26.3	(5.4)	(5.8)	(21.1)	(11.4)	(12.6)	(2.5)	(2.2)
Pre-tax profit for the period	**296.4**	**213.4**	**73.3**	**64.3**	**63.8**	**19.2**	**40.4**	**31.1**
Taxes on income	(76.9)	(61.1)	(10.6)	(9.1)	(13.0)	0.6	(7.9)	(6.0)
Minority interest	(10.6)	(8.6)	0.2	(13.6)	(0.1)	(0.1)	(12.9)	(9.0)
Net profit after minority interests	**208.9**	**143.7**	**62.8**	**41.6**	**50.7**	**19.6**	**19.6**	**16.1**
Average risk-weighted assets	8,868.5	7,335.7	2,290.5	1,829.2	2,348.4	1,977.2	2,175.7	1,836.3
Average attributed equity	670.6	468.3	173.2	116.8	177.6	126.2	164.5	117.2
Cost/Income Ratio	**58.5%**	**60.3%**	**58.2%**	**58.8%**	**59.9%**	**72.4%**	**50.7%**	**56.4%**
ROE based on net profit	**41.5%**	**40.9%**	**48.4%**	**47.5%**	**38.0%**	**20.7%**	**15.9%**	**18.3%**
Thereof funding costs	(16.8)	(19.9)	(12.2)	(8.0)	(15.1)	(16.2)	(3.3)	(4.4)

* The 9 month results of 2005 include segment contributions of Novosadska banka for the period starting 1 August 2005 in the Central Europe segment. As a result the figures of the Central Europe segment deviate slightly from the sum totals of the Central Europe subsegments shown in this release.
Novosadska banka posted a loss after taxes and minority interests EUR 0.2 m for the 2 month period starting 1 August 2005. (P&L line by line (in EUR m): NII 0.9m; Risk provisions (0.7m); Commission income 0.6m; Trading income 0.4m; Expenses (1.4m); Other operating income (0.1m); Pre-tax profit 0.2m.



INVESTOR INFORMATION

Vienna, 10 November 2005

Erste Bank's tender offer for Novosadska banka's minority shares successfully concluded

On November 7th 2005, the binding period for Erste Bank's tender offer for ordinary shares in Novosadska banka a.d. expired.

A total of 49,346 shares (12.3%) of the 67,045 or 16.7% outstanding minority shares were tendered to Erste Bank. Adding to the 83.3% stake bought from Serbia's Agency for Deposit Insurance, Rehabilitation, Bankruptcy and Liquidation of Banks ("BRA") in August this year, Erste Bank now holds 95.6 % of the total share capital of Novosadska banka.

Erste Bank sees the results of the tender offer as a success.

Within the next six months Erste Bank plans to make use of the option to buy out the remaining 4.4% of the share capital of Novsadska banka held by minority shareholders. The offer price (EUR 218.98 per share) will be identical to that submitted at the now concluded transaction.

Please direct any enquiries to:
Erste Bank, Investor Relations Department
Graben 21, 1010 Vienna, Austria; Telefax: 0043 (0)5 0100 - 13112
Gabriele Werzer, Phone: 0043 (0)5 0100 - 11286, e-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Phone: 0043 (0)5 0100 - 17326, e-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Phone: 0043 (0)5 0100 – 16878, e-mail: josef.kerekes@erstebank.at

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